Filed by KLX Energy Services Holdings, Inc.

Pursuant to Rule 425 under the Security Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Quintana Energy Services Inc.

Commission File No.: 001-38383

Dear Colleagues,

Last night we entered into a merger agreement with Quintana Energy Services (“QES”), which will combine our business with theirs in an all-stock merger. Once the transaction is completed, in the second half of 2020, the businesses will be run under our legacy name. We will be combining our Houston offices as well as certain other overlapping facilities, as appropriate, in each of our Geo regions. Our Wellington office will be consolidated into the Houston office, so we will have one single corporate headquarters based in Houston.

We are excited about the combination with QES. Their business currently provides directional drilling services as well as completion oriented services, including coil tubing, snubbing, wireline and well control services. This merger creates a leading production, completion and drilling services provider with a broad range of asset-light services across all major US basins, including pressure control, flowback and testing services, thru-tubing, fishing, downhole completion services and well control. The combined company will be the largest provider of large diameter coiled tubing services in North America, one of the largest independent providers of directional drilling services, and one of the largest wireline providers domestically.

The transaction also joins two strong, complementary company cultures comprised of highly talented management teams with a significant track record of success, experience driving integration, and shared commitments to safety, performance and customer service. Once the transaction is closed, QES’ CEO Chris Baker along with CFO Keefer Lehner will remain in those roles with the combined company.  I will continue to serve as a member of the Board of Directors of the combined company and will be the Chairman of the Integration Committee of the Board.  Amin Khoury will continue to provide guidance and advise on corporate strategy and maximizing shareholder returns in his role as an independent consultant to KLXE.

Upon closing, KLXE shareholders will own approximately 59% and QES shareholders will own 41% of the equity of the combined company on a fully-diluted basis. The Board of Directors will be comprised of nine members, five from KLXE including John Collins who will be Board Chairman and four from the current QES Board. The combined company will retain the KLX Energy Services corporate name, its listing will remain on Nasdaq under the ticker “KLXE”. The combined company will have the asset base and PSL mix to effectively pursue a low capex, ROIC and free cash flow generation strategy. As noted above, Amin Khoury has agreed to provide consulting services to KLXE as we continue to work together with Chris Baker and his team to build our business into a preeminent US land based oil field services company.

There will be more details over the next few months about how we plan to leverage the strengths of our newly combined businesses. I am certain you will find Chris Baker and his team to be as professional and pleasant to work with as it is at the legacy KLX Energy Services business.

I have attached a copy of the press release announcing this transaction.

Regards,

Tom McCaffrey

President, Chief Executive Officer and Chief Financial Officer

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. Such forward-looking statements, including those regarding the timing and consummation of the transactions described herein, involve risks and uncertainties. KLXE’s and QES’s experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the stockholders of KLXE or QES for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of KLXE or QES; (5) the ability of KLXE and QES to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (10) legislative, regulatory and economic developments. Other factors that might cause such a difference include those discussed in KLXE’s and QES’s filings with the SEC, which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 to be filed in connection with the proposed transactions. For more information, see the section entitled “Risk Factors” and the forward looking statements disclosure contained in KLXE’s and QES’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, KLXE and QES undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information Regarding the Merger Will Be Filed With the SEC

In connection with the proposed transaction, KLXE intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of KLXE and QES that also constitutes a prospectus of KLXE. Each of KLXE and QES also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of KLXE and QES. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about KLXE and QES, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by KLXE will be available free of charge on KLXE’s website at http://www.KLXenergy.com or by contacting KLXE’s Investor Relations Department by email at Tom.McCaffrey@klxenergy.com or by phone at 561-791-5403. Copies of the documents filed with the SEC by QES will be available free of charge on QES’s website at www.quintanaenergyservices.com or by contacting QES’s Investor Relations Department by email at IR@qesinc.com or by phone at 832-594-4004.

Participants in the Solicitation

KLXE, QES and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of QES is set forth in its proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on March 27, 2020, and QES’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 6, 2020. Information about the directors and executive officers of KLXE is set forth in KLXE’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on May 30, 2019, and KLXE’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 24, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from KLXE or QES using the sources indicated above.